Exhibit 2.3

Execution Copy

PATENT PURCHASE AND TRANSFER AGREEMENT

This Patent Purchase and Transfer Agreement (the “Agreement”) is entered into as of November 20, 2008 by and between Neogenix Oncology, Inc., a Maryland corporation (the “Buyer”), and International BioImmune Systems Inc., a Delaware corporation (“Seller”) and the other parties listed on the signature page.

WHEREAS, Seller is the sole and exclusive owner of all right, title and interest in and to the patents and patent applications set forth on Exhibit A attached hereto and made a part hereof (the “Patents and Patent Applications”), to all Patent Rights (as defined below) therein, of the Technology (as defined below) and documentation related thereto, and all physical assets related thereto (the “Physical Assets”; the Technology, documentation and Physical Assets, together with the Patents and Patent Applications and the Patent Rights, the “Assets”); and

WHEREAS, Buyer is desirous of acquiring the entire right, title and interest in and to said Assets.

NOW, THEREFORE, in consideration of the mutual premises and conditions set forth herein, the parties hereto agree as follows:

1.    Definitions.

Whenever used in the Agreement with an initial capital letter, the terms defined in this Article 1 shall have the meanings specified.

(a)    “Buyer Intellectual Property” means all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, mask works, information and proprietary rights and processes as are necessary to the conduct of the Buyer’s business as now conducted and as presently proposed to be conducted.

(b)    “Debenture Holders” means (i) the debenture holders and lenders identified on Schedule 3(b), (ii) all officers and directors of the Seller that are stockholders of the Seller but not debenture holders or lenders, and (iii) all of their family members.

(c)    “Key Employee” means any executive-level employee (including division director and Vice President level positions) as well as any employee who either alone or in concert with others develops, invents, programs or designs any Buyer Intellectual Property.

(d)    “Knowledge”, including the phrase “to the Buyer’s knowledge”, shall mean the actual knowledge of Dr. Myron Arlen or any Key Employee or what such person would reasonably be expected to have knowledge of after due inquiry, given such person’s relationship or position with the Buyer and in companies of comparable size and nature.

(e)    “Material Adverse Effect” means a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Buyer.

(f)    “Patent Rights” shall mean the rights and interests in and to issued patents and pending patent applications (including inventor’s certificates and utility models) in any country or jurisdiction within the Territory, including all provisionals, substitutions, continuations, continuations-in-part, divisionals, supplementary protection certificates, renewals, all letters patent granted thereon, and all reissues, reexaminations, extensions, confirmations, revalidations, registrations, patents of addition thereof, PCTs and foreign counterparts, controlled by a Party.

(g)    “Technology” shall mean and include any and all unpatented, proprietary ideas, inventions, discoveries, confidential information, biologic materials, data, results, formulae, designs, specifications, methods, processes, formulations, techniques, ideas, know-how, technical information (including, without limitation, structural and functional information), process information, pre-clinical information, clinical information, and any and all proprietary biological, chemical, pharmacological, toxicological, pre-clinical, clinical, assay, control and manufacturing data and materials, related to any Patent or Patent Application.

(h)    “Territory” shall mean all countries and jurisdictions of the world.

2.    Acquisition. Subject to the terms and conditions hereinafter set forth, Seller hereby agrees to sell, assign, transfer and deliver to the Buyer and the Buyer agrees to acquire from Seller, as of the Closing Date (as hereinafter defined) and for the consideration hereinafter provided, all of the Seller’s right, title and interest in and to the Assets. The Physical Assets to be transferred include those listed on Exhibit B hereto. On the Closing Date, Seller shall execute and deliver to Buyer an Assignment of Patents in substantially the form of Exhibit C hereto and made a part hereof and such other documents and instruments as the Buyer may reasonably request.

3.    Purchase Price. Subject to the terms and conditions of this Agreement and in full consideration for the transfer of the Assets to the Buyer:

(a)    The Buyer will issue on the Closing Date 1,000,000 shares of the Common Stock of Neogenix Oncology, Inc., $0.00001 par value per share (the “Shares”). The Shares are allocated to the shareholders and Debenture Holders of the Seller in the names and amounts as set forth in Schedule 3(a) hereto (the shareholders and Debenture Holders of the Seller that receive Shares and/or Warrants (as defined below) are referred to as “IBS Recipients”) and up to 120,000 Shares are allocated for distribution to creditors of IBS. It is anticipated that at the Closing, 600,000 Shares will be issued to the Debenture Holders, 75,000 Shares will be issued to Dr. Sheldon Rabin (“Rabin”) and 325,000 Shares will be issued to Gersten Savage LLP, as escrow agent for the benefit of the Seller and its shareholders (other than the Debenture Holders) and creditors, subject to the terms of herein and the terms of the Escrow Agreement (as defined below).

(b)    The Buyer will issue on the Closing Date warrants to acquire up to a total of 1,000,000 shares of the Common Stock of Neogenix Oncology, Inc., $0.00001 par value per share, at an exercise price of $6.00 per share, substantially in the form of Exhibit D hereto (the “Warrants”). The Warrants are allocated to the shareholders and Debenture Holders of the Seller in the names and amounts as set forth in Schedule 3(b) hereto. It is anticipated that at the Closing, 600,000 Warrants will be issued to the Debenture Holders, 150,000 Warrants will be issued to Rabin and 250,000 Warrants will be issued to Gersten Savage LLP, as escrow agent for the benefit of the Seller and its shareholders (other than the Debenture Holders), subject to the terms of herein and the terms of the Escrow Agreement (as defined below).

(c)    Without abrogating from or limiting the representations in Section 6(b) below, the parties agree that if the list of Seller stockholders (Schedule 6(b)(1)) requires correction, the parties will take steps to reallocate accordingly.

4.    Closing.

(a)    The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on November     , 2008 at 10:00 a.m., or at such other date and time as the parties shall mutually agree (the “Closing Date”), and shall be effective as of the close of business on the Closing Date. The Closing may be conducted through exchange of documents by email, facsimile and/or overnight mail, or may be held in person at the offices of Nixon Peabody LLP, 401 9th St., NW, Washington, DC 20004, and shall be conducted in a mutually satisfactory manner with documents exchanged in form and substance as may be reasonably requested of one party by the other.

(b)    Conditions to Obligations of the Buyer. The obligations of the Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing of the following conditions (any one or more of which may be waived in whole or in part by the Buyer):

(i)    The Seller shall have delivered to the Buyer a Certificate of Good Standing, certified as of a recent date by the Secretary of State of Delaware and showing the Seller to be in good standing in the State of Delaware.

(ii)    The Seller shall have delivered to the Buyer a certificate of the CEO or other authorized officer of the Seller certifying (i) a copy of Seller’s charter and all amendments thereto, (ii) a copy of the resolution or resolutions adopted by the directors and stockholders of the Seller as necessary to authorize the execution, delivery and performance of this Agreement by the Seller, and (iii) as to the incumbency of the directors and/or officers of the Seller executing this Agreement and all other documents contemplated hereby to which the Seller is a party.

(iii) The Seller shall have executed and delivered to the Buyer an Assignment of Patents and Bill of Sale, both in substantially the form of Exhibit C hereto and such bills of sale, assignments, endorsements and other good and sufficient instruments of transfer as Buyer may reasonably request, in recordable form where necessary, conveying and transferring the Assets to the Buyer as provided in this Agreement, and the Seller and the IBS Recipients shall have executed and delivered to the Buyer a mutual release substantially in the form of Exhibit E hereto.

(iv)    The Seller shall have performed all of its agreements and covenants which are herein required to have been performed by it at or prior to the Closing, including but not limited to the delivery of the Physical Assets and documentation to the Buyer.

(v)    The representations and warranties of the Seller set forth herein shall be correct in all material respects as if made on and as of the Closing, except as any such representation or warranty by its terms refers to a specific date.

(vi)    There shall not have been issued any injunction or any similar legal order prohibiting or restraining the Seller from consummating any of the transactions herein contemplated and which shall be in effect as of the Closing.

(vii)    All Physical Assets are delivered by Seller and accepted by Buyer “AS IS” without any representation by Seller as to condition or value of any Asset other than as expressly provided in Section 6 below.

(viii)    The Seller shall have delivered to the Buyer the Neogenix Oncology, Inc. Stock Subscription and Right of First Refusal Agreement in substantially the form of Exhibit F hereto, executed by all IBS Recipients who are receiving Shares and Warrants.

(ix)    The Seller shall have delivered to the Buyer (a) the written consent of Gersten Savage LLP, as creditor of Seller, to this Agreement and the transactions contemplated herein, and (b) a certificate that the Seller has settled or is settling within 90 days of the Closing all claims listed on Schedule 6(b)(2) hereto and any other claims of which it is aware by any of the Seller’s creditors.

(x)    The Seller shall have delivered to the Buyer the Escrow Agreement in substantially the form of Exhibit G hereto, executed by Gersten Savage LLP, as escrow agent for the benefit of the Seller and its shareholders (other than the Debenture Holders) and creditors (the “Escrow Agreement”).

(c)    Conditions to Obligations of the Seller. The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing of the following conditions (any one or more of which may be waived in whole or in part by the Seller):

(i)    The Buyer shall have performed all of its agreements and covenants which are herein required to have been performed by it at or prior to the Closing, including execution and delivery of a mutual release in the form substantially in the form of Exhibit E hereto.

(ii)    The representations and warranties of the Buyer set forth herein shall be correct in all material respects as if made on and as of the Closing, except as any such representation or warranty by its terms refers to a specific date.

(iii)    There shall not have been issued any injunction or any similar legal order prohibiting or restraining the Buyer from consummating any of the transactions herein contemplated, which shall be in effect as of the Closing.

5.    Buyer Representations. The Buyer hereby represents and warrants to the Seller that the following representations are true and complete as of the date of the Closing, except as otherwise indicated:

(a)    Organization; Authority. The Buyer represents to the Seller that the Buyer is duly organized and validly existing as a Maryland corporation, and the execution, delivery and performance by the Buyer of this Agreement have been duly authorized by all necessary corporate action on the part of the Buyer. The Buyer is duly qualified to transact business in New York State.

(b)    Authority. The Buyer has the corporate power and authority to execute, deliver and perform this Agreement, to issue and deliver the Shares and the Warrant and to execute, deliver and perform the other documents and instruments contemplated hereby. The execution, delivery and performance of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby, including the issuance of the Shares and Warrant, have been duly authorized and approved by the Buyer. This Agreement, the Warrant and each of the other agreements, documents and instruments to be executed and delivered by the Buyer have been duly executed and delivered by, and constitute the valid and binding obligation of the Buyer enforceable against the Buyer in accordance with their terms, except (1) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally or by equitable principles and (2) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)    Capitalization. The authorized capital of the Buyer consists, immediately prior to the Closing, of:

(i)    40,000,000 shares of Common Stock, 0.0001 par value, approximately 17,594,787 shares of which are issued and outstanding immediately prior to the Closing.

(ii)    1,000,000 shares of Preferred Stock, 0.0001 par value, none of which are issued and outstanding immediately prior to the Closing.

(iii)    The Buyer has reserved 13,216,000 shares of Common Stock for issuance to officers, directors, employees and consultants of the Buyer pursuant to an Incentive Plan duly adopted by the Board of Directors and approved by the Buyer stockholders. Of such reserved shares of Common Stock, option awards covering approximately 8,054,500 shares have been granted. Not including the transactions contemplated hereunder, the Buyer has issued warrants outside the incentive Plan to acquire 1,784,000 shares of Common Stock, of which 1,493,200 have been exercised and 200,000 remain exercisable.

(d)    Valid Issuance of Shares. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Seller.

(e)    Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending, or to Buyer’s Knowledge, currently threatened (i) against the Buyer or any officer, director or Key Employee of the Buyer; or (ii) that questions the validity of the Agreement or the right of the Buyer to enter into it, or to consummate the transactions contemplated by the Agreement. Neither the Buyer nor, to the Buyer’s Knowledge, any of its officers, directors or Key Employees, is a party or is named as subject to any order, writ, injunction, judgment or decree of any court or government agency or instrumentality.

(f)    Financial Statements. The Buyer has delivered to Seller the audited financial statements for the fiscal year ended December 31, 2006 and its unaudited (without adjustments and footnotes) financial statements (including balance sheet and income statement) as of December 31, 2007 (collectively, the “Financial Statements”). The Financial Statements fairly present in all material respects the financial condition and operating results of the Buyer as of the dates, and for the periods, indicated therein, subject in the case of the unaudited Financial Statements to normal year-end audit adjustments. Except as set forth in the Financial Statements, the Company has no material liabilities or obligations, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to May 31, 2007, and (ii) obligations under contracts and commitments incurred in the ordinary course of business and (iii) liabilities and obligations of a type or nature not required under generally accepted accounting principles to be reflected in the Financial Statements, which, in all such cases, individually and in the aggregate would not have a Material Adverse Effect.

(g)    Changes. Since December 31, 2007, there has not been any change in the assets, liabilities, financial condition or operating results of the Buyer from that reflected in the Financial Statements, except changes in the ordinary course of business or changes that have not caused, in the aggregate, a Material Adverse Effect.

(h)    Investment in Common Stock. Since inception, Neogenix has received and accepted subscriptions to purchase shares of common stock in Neogenix in an amount of approximately $19,805,959, including approximately $9,822,250 pursuant to its private placement memorandum dated May 1, 2007 and approximately $2,956,900 pursuant to its private placement memorandum dated June 15, 2008.

6.    Seller-Side Representations. The Seller, and the IBS Recipients (as regards Sections 6(e), (f) and (h)) and the members of the Board of Directors of the Seller (as regards Sections 6(b) and (h)), hereby represent and warrant to the Buyer, as of the date of the Closing, as follows:

(a)    Organization; Authority. The Seller represents to the Buyer that it is duly organized and validly existing as a Delaware corporation, and the execution, delivery and performance by the Seller of this Agreement have been duly authorized by all necessary corporate action on the part of the Seller. The Seller has the full power and authority to own, hold and transfer the Patents and Patent Applications and the other Assets free and clear of any encumbrances, license or other restriction. The Seller has the full power and authority to execute, deliver and perform this Agreement and the other documents and instruments contemplated hereby. This Agreement constitutes the legal, valid and binding obligation of, the Seller enforceable against the Seller in accordance with their terms, except (1) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally or by equitable principles and (2) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(b)    Shareholders, Debenture Holders and Creditors. Schedule 6(b)(1) hereto contains a list of all of the Seller’s shareholders, Debenture Holders, and the number of shares held by each of these shareholders as set forth in Seller’s records, which to the best of knowledge of the Seller and the members of the Board of Directors of the Seller, after due investigation, is complete and accurate, and as regards the Debenture Holders the amount of debt. Schedule 6(b)(2) hereto contains a complete and accurate list of all of the Seller’s creditors (other than Debenture Holders) and amounts of debt, which to the best of knowledge of the Seller and the members of the Board of Directors of the Seller, after due investigation, is complete and accurate.

(c)    Title. The Seller holds good title to the Patents and Patent Applications (and to the other Assets), free and clear of any and all liens, charges and encumbrances, and will transfer such title to the Buyer subject only to the provisions of this Agreement.

(d)    Intellectual Property.

(i)    No action, suit proceeding, hearing, investigation, charge, complaint, claims or demand has been made, is pending, or has been asserted or, to the Seller’s knowledge, are threatened by any person, nor is there any basis for any bona fide claims, challenging the ownership, legality, use, validity, enforceability or effectiveness of any of the Patents and Patent Applications.

(ii)    To Seller’s knowledge, no third party has infringed upon any Patents or Patent Applications.

(iii)    To the Seller’s knowledge, the Seller has not infringed on, interfered with, misappropriated, or otherwise come into conflict with any intellectual property rights of any other person, and no such claim has been asserted or is threatened by any person (including any claim that the Seller must license or refrain from using any intellectual property rights of any third party) nor is there any basis for any bona fide claims therefore.

(iv)    The Seller has not granted any interest or other rights in any of the Patents and Patent Applications nor have any Patents and Patent Applications been assigned, or transferred; and the Seller has not licensed or sublicensed any of the Patents and Patent Applications.

(v)    The execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated hereby and thereby will not alter or impair or result in the loss of any rights or interests of the Seller in any of the Patents and Patent Applications and all such Patents and Patent Applications will be owned or available for use by the Buyer on identical terms and conditions immediately subsequent to execution of this Agreement.

(vi)    The Seller has maintained such items of Patent and Patent Applications as it deemed reasonably necessary and has entered into such confidentiality/non-disclosure agreements with third parties as it deemed reasonably necessary.

(e)    Validity. Neither the execution and delivery of this Agreement nor the other documents and instruments contemplated hereby, the consummation of the transactions contemplated hereby or thereby nor the performance of this Agreement and such other agreements in compliance with the terms and conditions hereof and thereof will (i) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, or (ii) violate, conflict with or result in a breach, default or termination of, or give rise to any right of termination, cancellation or acceleration of the maturity of any payment date of, any of the obligations of the Seller.

(f)    Restricted Securities. The Seller and all of the IBS Recipients have received a certain private placement memorandum dated June 15, 2008 and have read and are relying on the information contained therein in the purchase of the shares and warrants issuable hereunder (the “Securities”). The IBS Recipients and Escrow Agent, as escrow agent for the benefit of the Seller and its shareholders (other than the Debenture Holders) and creditors, are acquiring the Securities for the purpose of investment and obtaining an equity interest in the Buyer. The Seller and all of the IBS Recipients understand that none of the Securities have been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other applicable securities laws, and, therefore, they cannot be offered for sale and/or resold unless such offer and/or resale is subsequently registered under the Securities Act, and other applicable securities laws or unless an exemption from such registration is available. Each of the IBS Recipients is an accredited investor as defined in Regulation D to the Securities Act and has sufficient knowledge and experience in business and financial matters and with respect to investment in the securities of privately held companies so as to enable it to analyze and evaluate the merits and risks of the investment contemplated hereby and is capable of protecting its interests in connection with the Securities.

(g)    No Royalty. The Seller agrees and acknowledges that the consideration hereunder does not include a royalty on any of the Seller’s intellectual property or otherwise.

(h)    General Validity. No representation or warranty by the Seller, the IBS Recipients or the members of the Board of Directors of the Seller contained herein contains any untrue statement of material fact or omits to state a material fact necessary to make such representation, warranty or other information not misleading in light of the circumstances under which it was made.

7.    Covenants of the Seller-Side.

(a)    Dissolution. The Seller shall use best efforts to settle within 90 days of the Closing all claims of creditors listed on Schedule 6(b)(2) hereto and any other claims of which it is aware by any of the Seller’s creditors. The Seller shall transfer no more than 120,000 shares of Buyer stock to settle claims of creditors listed on Schedule 6(b)(2) hereto and any other claims of which it is aware by any of the Seller’s creditors. Within 90 days of the Closing, the Seller shall file with the Secretary of State of the State of Delaware a duly authorized and executed Certificate of Dissolution of the Seller as a corporation, and shall promptly furnish the Buyer with a certified copy of that filing as received by the Secretary of State of the State of Delaware. Prior to dissolution, the Seller shall resolve the claims of any third-party creditors of the Seller.

(b)    Further Cooperation. The Seller agrees that, at any time and from time to time after the date hereof, at the request of the Buyer and without further consideration, the Seller shall execute and deliver such other instruments of contribution, transfer, conveyance, assignment and confirmation and take such further action as may be reasonably requested by the Buyer in order more effectively to contribute, transfer, convey and assign the Assets to the Buyer and to confirm the Buyer’s title to the Assets. Seller agrees to execute and deliver to the Buyer any and all assignments of patents or patent applications related to the Assets. The Seller, by execution of this Agreement, irrevocably constitutes and appoints the Buyer as the Seller’s true and lawful attorney-in-fact and agent, with full power and authority in the Seller’s name, place and stead to execute, acknowledge and deliver, and to file or record in any appropriate public office any instruments of contribution, transfer, conveyance, assignment and confirmation and to take such further action as may be reasonably required by the Buyer in order to contribute, transfer, convey and assign the Assets to the Buyer on or after the Closing. This power of attorney will be deemed to be coupled with an interest and will survive the Closing and the termination of this Agreement.

(c)    Actions by Creditors. The Seller and the members of the Board of Directors of the Seller agree that, in the event that any of Seller’s creditors assert any claim against Buyer for payment of sums due from Seller, Seller and the members of the Board of Directors of the Seller shall defend and/or resolve the claim and shall hold Buyer harmless and indemnify Buyer against all such claims.

(d)    Satisfaction of the Claims of Debenture Holders. The issuances at the Closing to the Debenture Holders of the Seller shall satisfy all debt owed by the Seller to the Debenture Holders, and following the Closing, the Debenture Holders shall have no claims against the Seller on account of the debentures.

8.    Miscellaneous.

(a)    Notices. All notices required or permitted under this Agreement will be in writing and will be deemed effective upon personal delivery or upon deposit in the United States Post Office, by certified mail, return receipt requested, or by United States Express Mail or other commercial expedited delivery service, with all postage and delivery charges prepaid, addressed as follows:

If to the Buyer:

Neogenix Oncology, Inc.

445 Northern Boulevard

Great Neck, NY 11021

Attn: Chief Financial Officer

If to the Seller:

International BioImmune Systems Inc.

c/o Gersten Savage LLP

600 Lexington Avenue

New York, NY 10022

Attn: David Danovitch, Esq.

          James D. Fornari, Esq.

(b)    Governing Law. This Agreement shall be governed, and construed in accordance with, the laws of the State of New York, without regard to the conflict of law rules thereof.

(c)    Expenses. The Buyer and Seller each shall pay its own expenses incident to negotiating, entering into and carrying out the transactions contemplated by this Agreement and related matters.

(d)    Entire Agreement; Amendment; Third Parties. This Agreement remains in full force and effect. This Agreement, including the exhibits, schedules, and other documents and instruments referred to herein, embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter. The terms and provisions of this Agreement may be modified or amended only by written agreement executed by all parties hereto. Except as set forth or referred to herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person, firm or corporation, other than the parties hereto and their respective successors and permitted assigns or personal representatives, any rights or remedies under or by reason of this Agreement.

(e)    Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.

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IN WITNESS WHEREOF, the Buyer and the Seller have each caused this Agreement to be executed by its duly authorized officer as of the date first above written.

INTERNATIONAL BIOIMMUNE SYSTEMS INC.		NEOGENIX ONCOLOGY, INC.

By:	/s/ William Ungar	By:	/s/ Peter Gordon
	Name: William Ungar		Name: Peter Gordon
	Title: Chairman, Board of Directors		Title: C.F.O.

	/s/ William Ungar		/s/ Leslie F. Stern

	William Ungar		Leslie F. Stern

	/s/ John Goltra		/s/ Charles Krauser

	John Goltra		Charles Krauser

	/s/ Suzanne McDonnell Long		/s/ Dr. Sheldon Rabin

	Suzanne McDonnell Long		Dr. Sheldon Rabin

/s/ IBS Recipients

[IBS RECIPIENTS]

By:

Title:

SCHEDULES AND EXHIBITS

Exhibit A	Patents and Patent Applications

Exhibit B	Physical Assets

Exhibit C	Form of Assignment of Patents

Schedule A	Patents and Patent Applications

Bill of Sale

Exhibit D	Form of Warrant

Exhibit E	Form of Release

Exhibit F	Form of Stock Subscription and Right of First Refusal Agreement

Schedule 3(a)	Common Share Allocation

Schedule 3(b)	Warrant Allocation